Abri SPAC 2, Inc.

40 Main Street, #1009

Newark, DE 19711

May 10, 2022

VIA EDGAR & TELECOPY

Division of Corporation Finance

Office of Trade and Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Abri SPAC 2, Inc. (the “Company”)
Registration Statement on Form S-1
(File No. 333-264322) (the “Registration Statement”)

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. on May 12, 2022, or as soon thereafter as practicable.

Very truly yours, Abri SPAC 2, Inc.

By:	/s/ Jeffrey Tirman
	Name:	Jeffrey Tirman
	Title:	Chief Executive Officer